TROUTMAN SANDERS LLP

                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP

                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Uri Doron                                              Direct Dial: 212-704-6027
uri.doron@troutmansanders.com                          Fax:         212-704-6288

                                  June 17, 2005

Via EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Russell Mancuso

                  Re:      Ophthalmic Imaging Systems
                           Amendment to Form SB-2 filed on June 9, 2005
                           File No. 333-116217

Dear Mr. Mancuso:

         On behalf of Ophthalmic Imaging Systems (the "Company"), we hereby request that the Company's Amendment to Form SB-2 (the "Amendment") be withdrawn effective today, June 16, 2005. As a result of a clerical error the Amendment was filed under File No. 333-116217 while the Amendment relates to the File 333-123892. The revised pre-effective Amendment to Form SB-2 under File 333-123892 is being filed concurrently herewith.

         Should you have any questions or require additional information regarding the foregoing, please contact the undersigned at Tel: 212-704-6027.

                                             Sincerely,

                                             Uri Doron, Esq.



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